Exhibit 99.350

Nextech AR Selected By Google As An Early Access Partner For
It’s 3D AR Search Program

VANCOUVER, B.C., Canada – August 24, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services is proud to announce that they are an early access partner for the Google 3D AR Search Program. With this, Nextech AR will grant exclusive early access of the 3D search program to its current Threedy.ai customers, which include some of the world’s largest furniture retailers - Kohl’s, Pier 1, Lighting Plus and Kmart Australia. With Nextech 3D generated models showing up in Google’s 3D AR Search Program, brands can now expect to see their products as organic search results on Google.

For more background and information on Google’s 3D/AR Search initiative, please click here.

Threedy.ai is a scalable 3D model creation platform powered by artificial intelligence, where customers can build their 3D product catalog and build immersive customer journeys. 3D models are created from 2D photos through Nextech AR’s proprietary AI technology and hosted on the cloud. Threedy.ai has built a disruptive end-to-end solution which syndicates and scales thousands of 3D visualizations to Google Search, Google Ad Network and Web AR for Ecommerce.

“3D is becoming an integral part of the online customer journey. 3D/AR experiences are now powering search and discovery, and immersive shopping experiences like virtual try-ons for fashion. 'See it in Your Space' with AR for home furnishing are taking product engagement to the next level. Threedy.ai is an essential 3D creation platform that automates and scales 3D asset creation. Working with Nextech AR customers, we will be able to build a significant catalog of 3D products that will be indexed for Google Search, and will power our own WebAR/3D and Ad Networks,” says Nima Sarshar CTO of Visual Computing & AI.

Google has been committed to making 3D/AR an integral part of search and shopping experiences. For certain innovative brands, including those powered by Nextech AR, anyone can now place 3D digital objects right in their own space directly from mobile Google search results. According to Internet Live Stats, Google now processes over 3.5 billion searches per day and 1.2 trillion searches per year worldwide. With more than 90 percent market share as of June 2021 (Statistica), Google has dominated the search engine market.

“Nextech AR is building solutions that connect our customers to billions of people around the world through our AI technology and special partnerships with Google. We are thrilled to work with innovative brands who are focused on digital transformation of their e-Commerce business with AR shopping. The building blocks for mass adoption of Augmented Reality are taking place,” says Evan Gappleberg, CEO Nextech AR

On behalf of the Board of Nextech AR Solutions Corp.
Evan Gappelberg CEO and Director

For further information, please contact:

info@Nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.